Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

June 3, 2013

Re:

Twentyfour/seven Ventures, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-186068

General

1. We note that you have removed the risk factor referred to in prior comment 5 “for accuracy.” Tell us whether any of the past or present employment positions of your directors and officers may create a conflict of interest.

Response: There are no past or present employment positions of our directors and officers that may create a conflict of interest.

2. In addition, you disclose that your directors and executive officers will devote only such time as necessary to your business. Consider including risk factor disclosure under a separate heading informing investors of any risks related to the fact that the time your directors and officers will devote to your business will be limited due to employment responsibilities outside your company. You should also provide a quantitative estimate of the amount of hours you anticipate your directors and executive officers devoting to your business on a weekly basis.

Response: The disclosure has been revised to include the following risk factor.

6.  Many of our directors and executive officers will devote only such time as necessary to our business.  As a result, they may not be able to spend enough time necessary to move our business forward.

Our chief executive officer, Robert Copley, Jr., is our only full time employee, and devotes an average of 40 hours per week to the operations of the business.  Our other directors and executive officers are not full time employees and thus will only devote as much time as is deemed necessary to the operation of the business.  We estimate that our other directors and executive officers will spend no more than 20 hours a week performing services for our business.  If our other directors and executive officers cannot devote the appropriate amount of time to the registrant at the exact time needed it could lead to interruptions in implementing the registrant’s business plans.  As a result, the registrant’s success could be negatively impacted.

3. Consider risk factor disclosure addressing the possibility that a court may enter a forfeiture judgment against you caused by a breach of condition of a bond.

Response: The registrant provides bail bonds which are underwritten by their insurance company.  If a forfeiture judgment is entered, the registrant will have one hundred and twenty days to respond.  The registrant has restricted cash accounts set aside to cover any forfeitures, and if they have insufficient funds to cover the forfeiture, the insurance company is ultimately responsible for covering the forfeiture.  As a result, there is no risk to the company as a result of a forfeiture judgment.

“Our cash flows from operations may become insufficient to pay our operating expenses,” page 11

4. In discussing your ability to pay your operating expenses you state that you are continuing to raise proceeds from this offering. Given that the shares being registered are being offered by selling shareholders, and you will receive no proceeds from this offering, it is unclear why you mention that you are continuing to raise proceeds from this offering. Please advise.

Response:  The risk factor has been removed, as it was inaccurate.  There will be no proceeds raised from this offering.

5. As a related matter, the heading of this risk factor discusses your ability to pay your operating expenses. As such, it is unclear why you discuss whether your cash flows will be sufficient to fund “future dividend payments,” which are not included in your operating expenses. Please advise or revise your disclosure to discuss your ability to pay only those items included as operating expenses.

Response:  The risk factor has been revised as follows to more accurately discuss our operating expenses.

8.  Our cash flows from operations may become insufficient to pay our operating expenses.

We cannot assure you that we will be able to maintain sufficient cash flows to fund operating expenses.  As we continue to operate, the sufficiency of cash flow to fund our business is dependent on our ability to generate profits.  Should we be unable to generate sufficient income, we may have to seek alternate sources of funding in order to continue operation.

Plan of Distribution and Selling Security Holders, page 14

6. It appears that you have not disclosed the nature of any position, office, or other material relationship which the selling security holders has had within the past three years with your company or any of your predecessors or affiliates. See Item 507 of Regulation S-K. As such, we reissue prior comment 6.

Response:  The disclosure has been revised as follows to disclose all material relationships between selling shareholders and the company.

(1)

Controlled by Frank Ficarra, the supervising agent for the registrant and the father of Danielle Abrahams, a director of the registrant.  Mr. Ficarra has all voting and dispositive power over these shares.

(2)

A separate entity controlled by Janet Nelson-Williams, a non-affiliate.  Ms. Nelson-Williams has all voting and dispositive power over these shares.

(3)

Mr. Abrahams is married to Danielle Abrahams, a director of the registrant.

(4)

Controlled by Patricia Leslie, a non-affiliate.  Ms. Leslie has all voting and dispositive power over these shares.

(5)

Ms. Lloyd manages the offices of the registrant as an independent contractor.

(6)

Mr. Sharp is an independent contractor working as a bail bond agent for the registrant.

(7)

Mr. Venables is an independent contractor working as a bounty hunter for the registrant.

(8)

Controlled by Jana Lloyd, an affiliate.  Ms. Lloyd has all voting and dispositive power over these shares.

(9)

Ms. Cook is an independent contractor working as a bondsman for the registrant.

(10)

Mrs. Copley is the wife of Robert Copley, Jr., our chief executive officer.

(11)

Ms. Negron-Narvaez is an independent contractor working as a bondsman for the registrant.

(12)

Ms. Turner is an independent contractor working as a bondsman for the registrant.

(13)

Mr. Vargas is an independent contractor working as a bondsman for the registrant.

7. Please revise your table to clarify who has voting and/or dispositive power over the selling shareholder entities. See Question 140.02 from the S-K CD&Is.

Response: The table has been appropriately revised as shown in the response to comment 6.

Description of Business, page 19

8. We refer to prior comment 9 and note the “Supervising Producer Agreement” between Bankers Insurance Company and A Alpha Bail Bonds, LLC, a wholly-owned subsidiary of Twentyfour/seven Ventures, Inc. filed as Exhibit 10. We further note that Mr. Ficarra has signed the Supervising Producer Agreement on behalf of A Alpha Bail Bonds, LLC. Please provide additional disclosure detailing Mr. Ficarra’s role with A Alpha Bonds, Twentyfour/seven Ventures and Bankers Insurance Company.

Response: The following disclosure has been added to indicate Mr. Ficarra’s role with the registrant.

As part of the agreement with Bankers Insurance, Mr. Ficarra is operating as the supervising agent for the registrant.  Each bond agent working for the registrant has a limit to the amount they can issue on each bond.  Mr. Ficarra’s duty is to grant the other bond agents the authority to issue bonds greater than their usual limit, and he has the final authority on all bonds written.

9. You state that your agreement with International Fidelity Insurance Company ended on February 28, 2013, as a result of International Fidelity withdrawing from Colorado. We note, however, that International Fidelity’s website continues to list Denver, Colorado as one of its locations. Please advise.

Response: International Fidelity is still liable for any bonds it previously insured in the State of Colorado for the next three years.  They are not entering into any new bond agreements.  As a result, the registrant had to switch to Bankers Insurance Company as its insurer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

10. As previously requested in our prior comment 13, please revise your results of operations disclosures to provide a more detailed discussion of the reasons for the material changes in each of your income statement line items. In this regard, your current disclosure merely reiterates amounts included on your Consolidated Statement of Operations but does not provide a qualified or quantified discussion of the factors affecting the material changes between periods. For example, your revenues increased $219,498 or 86% from December, 2011 to December 2012; however, no meaningful discussion has been included in the filing regarding this change and instead you only cite the year-end totals. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Response: The disclosure has been appropriately revised.

Liquidity and Capital Resources, page 24

11. You state on page 23 that your current cash balance will be sufficient to fund your operations for the fiscal year ended December 31, 2012. Please explain, in detail, how you concluded that your current cash resources will be sufficient to meet your normal operating requirements, including the repayment of the $75,000 note payable due June 1, 2013.

Response: These notes will be automatically extended pursuant to a verbal agreement.  These notes payable are to be paid once the registrant has pursued equity financing or will be covered by the future conversion of stock.  It is a part of the note payable agreement that the amounts are not to be paid from cash garnered from business activities.

Security Ownership of Certain Beneficial Owners and Management, page 29

12. You state in footnote 1 to the tabular disclosure that Danielle Abrahams “had” sole voting power over the securities owned by her. Please advise. Also, revise to disclose whether Danielle Abrahams also has sole or shared dispositive power over the shares owned by her. In addition you state that Edward Wisniewski has control over FE Gen Con Inc. Disclose whether Mr. Wisniewski has sole or shared voting and/or dispositive power over the shares held by FE Gen Con Inc.

Response:  The disclosure has been revised to appropriately indicate ownership and power over the shares owned by 5% holders.  The statement of “had” has been corrected to “has”.

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 44

13. We note from your disclosures in Exhibit 99 that a portion of the bond premium is split between Alpha Bail Bonds and the Agency on either a 60/40 or 70/30 basis. Please clarify what portion of the premium is recognized as revenue. Also, tell us how you considered each of the factors in ASC 605-45 in determining whether revenues should be recognized on a gross or net basis and please ensure that your response adequately addresses your consideration of the agency agreement. Also, tell us what costs are included in your cost of revenues.

Response: The Company recognizes revenue from premiums received from agents on a gross basis. The agent submits a premium check received from a client to the Company, and then receives a check back for their share of the premium. The Company notes that pursuant to ASC 605-45-45-1, reporting revenue on a gross or net basis is a matter of judgment. The Company also wishes to note that not all of the factors indicated in 605-45-45-3 or 605-45-45-15 are relevant to its business, such as inventory risk or physical product supplier selection. With regard to revenues derived from agents under its agency agreement, the Company reports on a gross basis as the Company is the sole obligor for the bond to both the client and the court, the Company within legal limits may set bond fees where it wishes, and the Company is responsible for performing on the bond should the client default. The Company includes all direct costs related to the writing and fulfillment of bonds (dismissal or payment) in costs of revenues including bond fees, forfeitures, bounty fees, direct liability insurance costs, and direct labor and office costs. See enhanced disclosure to Footnote 1 “revenue recognition”.

Note 4. Income Taxes, page 45

14. We note your response to prior comment 17 and the revised disclosures in Note 4. The guidance in ASC 740-10-50 provides for statement of financial position related disclosures regarding the components of deferred tax liabilities, deferred tax assets and valuation allowance and separate income statement related disclosures, which reconcile the statutory tax rates to the effective tax rates. It appears that you have provided these disclosures in a single presentation. Please revise to include a separate table that provides a breakdown of your deferred tax items and valuation allowance, if any, at each balance sheet date and ensure that you identify the components of your deferred tax items. In this regard, we note your reference to tax loss carryforwards; however, it appears that you may have other deferred tax items as you also refer to book/tax timing differences in your current disclosures. We refer you to ASC 740-10-50-2. In addition, provide a separate table that reconciles the statutory tax rate to the effective tax rate pursuant to ASC 740-10-50-12. Please note that timing differences should not be reflected in the rate reconciliation table. However, changes to the valuation allowance that impacted your provision for income taxes in the applicable period, would be reflected in such reconciliation. Please revise your disclosures accordingly.

Response: Comment complied with. See revised disclosure to Footnote 4 “Income Taxes”.

Recent Sales of Unregistered Securities, page 49

15. We refer to prior comment 8. You state that the disclosure has been revised to include all shares issued within the past three years. However, your Item 701 and Item 507 disclosure is unchanged. Please advise. Tell us the facts and circumstances by which the selling security holders received their shares.

Response: Item 15 has been appropriately revised to include all shares issued within the past three years.  Each of the persons listed received their shares in lieu of payment for services rendered to the company.

Signatures, page 52

16. We reissue prior comment 20. The language in the paragraph immediately preceding the signature on behalf of the Company is still not as set forth in Form S-1. Please revise.

Response:  The signature page has been appropriately revised.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

June 3, 2013